January 16, 2018

Lyn Shenk

Branch Chief

Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549-3561

Mail Stop 3561

Re:                             Brookfield Infrastructure Partners L.P.
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed March 7, 2017
File No. 000-33632

Dear Mr. Shenk:

We are responding to your comment letter dated December 26, 2017, to Bahir Manios, Chief Financial Officer of Brookfield Infrastructure Partners L.P. (“we” or the “Partnership”).  The Staff’s letter sets forth specific comments (the “Comments”) regarding the Partnership’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (the “Form 20-F”).

For purposes of facilitating the Staff’s review of our responses to the Comments, the original comments are included at the beginning of each response in bold typeface.

As noted below in our responses, we have supplied the requested clarification or agreed to change or supplement the disclosures in our future filings, as the case may be.  Our agreement to change or supplement the disclosures in our filings is undertaken to cooperate fully with the Staff and to enhance the overall disclosure in our filings, and not because we believe our prior filings are materially deficient or inaccurate.  Accordingly, any examples presented below or changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

Item 3. Key Information - 3.A Selected Financial Data, page 8

1.              You present here and on pages 10 and 99 the consolidated Non-IFRS measures of FFO, Adjusted FFO, and Adjusted EBITDA. These measures appear to be the sum of the respective segment measures presented in the segment note to the consolidated financial statement that are on a proportionate basis. Accordingly, these consolidated measures appear to be calculated using tailored accounting recognition and measurement methods. Please tell us how you determined that your disclosure of these measures complies with Question 100.04 of staff’s Compliance and Disclosure Interpretations (“C&DI”) on “Non-GAAP Financial Measures.”

The Partnership submits to the Staff that our existing presentation is consistent with Question 100.04 of the Staff’s Compliance and Disclosure Interpretations (“C&DI”) in the context of individually tailored accounting policies.  We do not believe any of the adjustments illustrating our proportionate share of equity accounted income or non-wholly owned consolidated entities are “individually tailored recognition and measurement methods”. We confirm that the partnerships accounting policies, as stated in Note 3 to the consolidated financial statements, are consistently applied in consolidated and equity accounted entities. No adjustments are made to these accounting policies in determining Adjusted EBITDA and FFO, nor the individual income and expense items reflected in these entities financial statements. The adjustments made in determining Adjusted EBITDA and FFO are required solely to recognize the Partnership’s share of those income and expense items for the period.

The Partnership acknowledges the Staff’s comment, and in future filings, commencing with the Partnership’s Form 20-F for the fiscal year ended December 31, 2017, will enhance the description of consolidated Non-IFRS measures to ensure readers of the Partnership’s financial statements understand how the proportionate information was derived, why we believe it is useful to readers and the limitations of using non-IFRS proportionate information as an analytical tool, consistent with how the Partnerships describes existing limitations. We propose to address this comment by supplementing the quantitative reconciliation currently provided within the ‘‘Discussion of Segment Reconciling Items’’ beginning on page 108 of the Partnership’s Form 20-F with additional cautionary language to inform users of the Partnership’s financial statements of why we believe that these measures are useful to analysts and investors along with the limitations inherent in using such measures.

The following represents an example of the presentation and discussion that we propose to include within the “Reconciliation of Non-IFRS Financial Measures” section in future filings:

“Adjusted EBITDA, FFO and AFFO are presented based on our proportionate share of results in operations accounted for using consolidation and the equity method whereby we either control or exercise significant influence or joint control over the investment, respectively. The total proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. We do not control those entities that have not been consolidated and as such, have been presented as investments in associates or joint ventures in Note 11 of the Partnership’s financial statements.  The presentation of the assets and liabilities and revenues and expenses do not represent our legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish the Partnership’s legal claims or exposures to such items.

As a result, segment revenues, costs attributable to revenues, general and administrative costs, interest expense, other income, depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items (1) include our proportionate share of earnings from investments in associates attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.

We provide proportionate financial results because we believe it assists investors and analysts in estimating our overall performance and understanding the Partnership’s share of results from its underlying investments which have varying economic ownership interests and financial statement presentations when determined in accordance with IFRS.  We believe our proportionate financial information, when read in conjunction with the Partnership’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing and capital is being managed. The presentation of proportionate results has limitations as an analytical tool, including the following:

•                  The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses;

•                  Other companies may calculate proportionate results differently than we do.

Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.

The following tables present each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. These tables reconcile our proportionate results to our partnership’s consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from our investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

See ‘‘Discussion of Segment Reconciling Items’’ beginning on page 108 for a reconciliation of segment results to our statement of operating results in accordance with IFRS along with a break-down of each of the reconciling items by type and by operating segment.”

2.              You present “Adjusted EBITDA,” “Adjusted Earnings,” “Adjusted Earnings per unit” and “Per unit FFO” for each of 2013 and 2012 without reconciliation to the most directly comparable IFRS measure pursuant to Item 10(e)(1)(i)(B) of Regulation S-K. Please revise your disclosure accordingly.

We acknowledge the Staff’s comment and understand that all non-IFRS measures presented in our future filings must include reconciliations for all periods for which such non-IFRS measures are presented in accordance with Item 10(e)(1)(i)(B) of Regulation S-K, not limited to the periods covered by our audited financial statements. We will include these reconciliations for all periods presented in future filings commencing with the Partnership’s Form 20-F for the fiscal year ended December 31, 2017.

Item 5A. Operating and Financial Review and Prospects

Performance Targets and Key Measures, page 76

3.              You present FFO per unit on pages 8, 99 and 104. On pages 6 and 106 you state FFO is a measure of operating performance. However, it appears FFO is a liquidity measure from disclosures on pages 51, 76, 110 and 114 that associate the measure with distributions to unitholders, liquidity and sources and uses of cash. Question 102.05 of the C&DI states a non-GAAP measure that can be used as a liquidity measure must not be presented on a per share basis, even if management presents it solely as a performance measure. Please revise your presentation accordingly

In response to the Staff’s comment, in future filings, the Partnership will revise its disclosures to clarify that FFO, like net income (the most directly comparable IFRS measure to FFO), is a measure of operating performance as opposed to a liquidity measure. FFO is one of the key factors that the Partnership, analysts and investors use when evaluating the returns on invested capital generated by our businesses and the value-accretion of limited Partnership units.

The Partnership believes that, similar to net income, FFO cannot be reasonably used as a liquidity measure as it could yield significantly different results required to evaluate liquidity for two fundamental reasons. Firstly, FFO is derived on an accrual basis and therefore does not consider changes in working-capital balances, and secondly, FFO includes the Partnership’s share of earnings from its equity accounted investments rather than the cash dividends received from the Partnership’s investments during the period. Both concepts could result in periodic timing differences due to re-investment of cash flows or financing activities at the operating business that management would assess when evaluating the Partnership’s ability to pay distributions to its investors.  In future filings, we will revise the disclosures on pages 51 and 76 by referring to growth in FFO over the long-term as one of the indicators that can be used to support distribution growth in the future.

The Partnership acknowledges that referring to FFO within section “5.B Liquidity and Capital Resources” may create ambiguity around the use of the metric on the basis that this is not a metric that either management of the Partnership or analysts use to evaluate liquidity and accordingly will remove such references from future filings, commencing with the Partnership’s Form 20-F for the fiscal year ended December 31, 2017.  However, the Partnership respectfully submits that the inclusion of FFO in the “sources and uses” table on page 114 of the Form 20-F is appropriate.  Similar to how net income is reconciled to cash and cash equivalents in the Partnership’s consolidated financial statement, it is important for readers to understand how FFO is converted into the Partnership’s proportionate cash and will continue to present the tabular analysis found on page 114 of our Form 20-F in future filings.

Segmented Disclosures, page 86

4.              Please discuss and analyze changes in components within each segment’s results, for example, revenues and costs attributed to revenues, that materially impact the segment’s results. Your analysis should also discuss underlying drivers impacting variances in these items and quantify each variance factor cited. Refer to Item 5 and the instructions thereto in Form 20-F and SEC Releases 33-6835 and 33-8350 for guidance. Also, conform as appropriate the discussion and analysis within “Discussion of Segment Reconciling Items” on page 108.

The Partnership acknowledges the Staff’s comment and in future filings, commencing with the Partnership’s Form 20-F for the fiscal year ended December 31, 2017, will revise its segmented discussion to explicitly evaluate material variances in revenues and expenses in the context of changes in Adjusted EBITDA and FFO.  The Partnership presents the performance measures that management reviews to assess segment performance, those being FFO and Adjusted EBITDA.  The Partnership will add a discussion of variances in individual line items, to the extent they are material, and quantify such amounts as appropriate in the given circumstances in accordance with SEC Releases 33-6835 and 33-8350.  The Partnership will retain its previous level of disclosure within the reconciliation to non-IFRS measures portion of the Form 20-F and refer to it therein.  The following represents an example of the revised presentation and discussion that we propose to include in future filings, using our utilities segment as an example:

“The following table presents our utilities segment’s proportionate share of financial results:

	Year ended December 31
US$ MILLIONS	2016	2015	2014
Adjusted EBITDA	$524	$524	$519
Funds from operations (FFO)	399	387	367

2016 vs. 2015

For the year ended December 31, 2016 our Utilities Adjusted EBITDA remained consistent with the prior year.  Increased revenues associated with strong connection activity at our UK regulated distribution business, inflation indexation and capital commissioned into rate base were more than offset by the impact of the regulatory rate reset at our regulated terminal, the sale of our Ontario electricity transmission business and the impact of foreign exchange.  FFO increased $12 million compared to 2016 as a result of lower interest expense associated with the aforementioned disposition and the impact of foreign exchange.”

The Partnership will include an analysis, similar in nature to the one noted above, for all reported operating segments commencing with the Partnership’s Form 20-F for the fiscal year ended December 31, 2017.  A similar approach will also be applied to preparing the discussion and analysis of the period-over-period changes within the “Discussion of Segment Reconciling Items” section commencing on page 108 of the Partnership’s Form 20-F.”

Corporate and other, page 97

5.              It appears pursuant to IFRS 8 that “corporate and other” is not a segment but a reconciling item. Accordingly, the non-IFRS measures presented for “corporate and other” here and on page 100 do not appear to be appropriate. Please revise your presentation as appropriate.

In considering the identification of operating segments, the Partnership has considered IFRS 8, Operating Segments (“IFRS 8”).  The Partnership’s segment structure reflects the level in the organization in which the Chief Operating Decision Maker (“CODM”) assesses business performance and makes decisions about resources to be allocated to segments.  The Partnership’s “Corporate” segment represents a critical component of our business in which discrete financial information is generated and furnished to both the Partnership’s CODM and Board of Directors for performance evaluation and decision-making purposes.

The Partnership’s Corporate business activities include the investment of the Partnership’s cash and financial assets as well as the active management of our capitalization.  Management determined that the Partnership’s Corporate activities meet the criteria within IFRS 8 paragraphs 5 to 10 and accordingly constitute an operating segment on the basis of the following analysis:

•                  The Partnership’s Corporate activities relate to investment and treasury management operations and provide liquidity management to the entire group. These activities earn revenues in the form of capital gains or losses, dividend income, and interest on the Partnership’s cash and financial asset portfolio and incurs interest expense relating to the overall capitalization of the Partnership.  These activities are not considered incidental to the overall activities of the Partnership as can be demonstrated through income (interest and dividend income as well as realized gains or losses earned on corporate financial assets) and expenses generated through these activities in the amount of $84 million and $166 million respectively for the year ended December 31, 2016.  The Corporate segment provides liquidity and treasury services to the Partnership’s other operating segments and earns market-based rates of interest on these activities.  These activities are managed by a dedicated group of individuals that work exclusively within the Corporate component of our business.

•                  The financial results of the Corporate segment are regularly reported to the Partnership’s CODM, who evaluates performance based on segment earnings metrics and makes resource allocation decisions based on risk-weighted returns weighted between investing in external sources (i.e. our financial asset portfolio) versus paying down indebtedness.

•                  Discrete financial information is prepared for the Corporate operating segment and is reviewed by both the Partnership’s CODM and Board of Directors.

Based on the foregoing analysis, the Partnership respectfully submits to the Staff that we view the Corporate component of our business as constituting an operating segment in accordance with IFRS 8 and will explicitly refer to it as our “Corporate” segment in all future filings to avoid any possible ambiguity.

5. B Liquidity and Capital Resources, page 110

6.              We note cash from operating activities as reported in the Consolidated Statements of Cash Flows increased by $121 million, or 19%, in 2016 from 2015. Please provide an analysis between comparative periods of material changes in cash flows of operating activities. Your analysis should address the material drivers underlying factors cited and clearly explain how actual operating cash is impacted by them if not apparent. Please note that merely citing changes in working capital items and other items identified in the Consolidated Statements of Cash Flows, may not provide a sufficient basis to understand how operating cash between comparative periods changed. You should also quantify each factor cited. Refer to section III.D of Release No. 33-6835, section IV.B.1 of Release No. 33-8350 and section 501.04 of the staff’s Codification of Financial Reporting Releases for guidance.

The Partnership acknowledges the Staff’s comment and in future filings, commencing with the Partnership’s Form 20-F for the fiscal year ended December 31, 2017, will provide an analysis between comparative periods of material changes in cash flows from operating activities. We will quantify each factor cited and provide enhanced disclosure relating to how operating cash between comparative periods changed. The following represents an example of the presentation and discussion that we propose to include in future filings, using the information from the Partnership’s Form 20-F for the fiscal year ended December 31, 2016 for illustrative purposes:

“5.B LIQUIDITY AND CAPITAL RESOUCRES — Page 110

The following table summarizes the consolidated statements of cash flows for the years ended December 31, 2016 and 2015.

	Year ended
US$ MILLIONS,	December 31,
Summary Statements of Operating Results	2016	2015
Cash from operating activities	$753	$632
Cash used by investing activities	(1,058)	(2,346)
Cash from financing activities	899	1,764

This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.

Cash from operating activities

Cash from operating activities totaled $753 million in 2016, a $121 million or 19% increase from 2015. The increase is primarily due to organic growth from our existing operations which provided a $175 million increase, and acquisitions completed over the last twelve months which contributed $14 million, offset by a $30 million impact from the sale of operations during the last twelve months and $38 million of foreign exchange.

Cash used by investing activities

Cash used by investing activities decreased by $1.2 billion to $1.1 billion in 2016 from $2.3 billion in 2015. Of the change, $1.9 billion relates to a decrease in the amount of cash in 2016 used to purchase financial assets, net of sales, primarily due to the acquisition of a toehold interest in Asciano Limited in 2015 which was subsequently sold in 2016.  The decrease was partially offset by a higher amount of capital deployed of $0.3 billion to invest in subsidiaries, associates and joint ventures activities, $0.3 billion invested in organic growth initiatives at our existing operations, and lower net settlements of foreign exchange contracts of $0.1 billion compared to the prior year.

Cash from financing activities

The Partnership generated $0.9 billion of cash flows from financing activities during 2016, as compared to $1.8 billion in 2015, which represents a decrease of $0.9 billion. The decrease was primarily due to a lower level of corporate debt issuances and credit facility draws of $1.3 billion in 2016 over the prior year due to lower overall capital requirements and $0.1 billion of foreign exchange. This decrease was partially offset by $0.5 billion additional capital provided by non-controlling interests required to complete acquisitions in the past twelve months.”

Notes to Consolidated Financial Statements:

Note 5. Acquisition of Businesses - a. Acquisition of Australian Ports Business, page F-28

7.              You state you tendered your 20% interest in Asciano Limited acquired in the fourth quarter of 2015 in the acquisition by you and others of all of the shares of Asciano Limited. Please tell us if you retained any ownership interest, direct or indirect, in Asciano Limited after this transaction. If you retained an ownership interest in Asciano Limited, tell us the percentage of the interest retained and how your retention of an interest was considered in determining the gain you recognized upon tendering your 20% interest.

We advise the Staff that the Partnership participated in a strategic transaction with the eventual acquirer of Asciano Limited. The transaction closed in the third quarter of 2016 and involved the Partnership acquiring interests in two distinct port businesses from Asciano Limited. Simultaneously with the acquisition of these businesses, the Partnership disposed of its entire shareholding interest in Asciano Limited and no interest in Asciano Limited, whether direct or indirect, was retained subsequent to this disposition.  Consequently, the realized gain relating to these available for sale securities was reclassified to profit or loss from equity in accordance with IAS 39, Financial Instruments: Recognition and Measurement.

If there are additional comments or questions, please do not hesitate to contact the undersigned at (416) 956-5180.

Very truly yours,

Bahir Manios

Chief Financial Officer

Brookfield Infrastructure Partners L.P.

cc:             Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Partners L.P.

Mile Kurta, Torys LLP